Filed by New Focus, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: New Focus, Inc.

Commission File No.: 000-29811

Bookham Technology Conference Call

Monday, 22nd September 2003

13.30 Hrs UK time

Chaired by Giorgio Anania

Giorgio Anania

Good morning everyone in Europe and good morning to everyone from North America, actually and a very early good morning to the contingent that we have online from California directly. Welcome to this investor call with Bookham and New Focus, where we will present the proposed transaction acquisition of New Focus. This is Giorgio Anania speaking, CEO of Bookham, I also have with me on the call Nic Pignati, who is the chairman and CEO of New Focus, Steve Abely, the Chief Financial Officer of Bookham, and Sharon Ostaszewska, Director of our Communications Group. Bill Potts, the CFO of New Focus, is also on the line and will be there to answer any questions that we may have.

I will run through today’s agenda. First of all I will take you through a summary of the transaction and its rationale for Bookham. Nic will then take you through his thoughts on the transaction and its benefits for New Focus and the combined company. I’ll then take the podium again and follow with additional comments on the rationale for the deal and give you a brief description of the New Focus business and its facilities. Then I will pass on to Steve Abely, who will take you through the financials and give you some more details of the proposed transaction. Finally, I will summarise and we will open up the call to any questions.

Now those of you who have access to the Bookham web presentation will be able to follow what we are saying directly on the screen. Before that, however, just a brief disclaimer.

Sharon Ostaszewska

Any remarks we may make about future expectations, plans and prospects of the company constitute forward-looking statements for the purpose of the Safe Harbour provisions under the Private Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various factors, including those discussed in the risk factors section of our Annual Report on Form 20F for the year ending December 31st 2002 filed with the Securities & Exchange Commission on March 19th 2003, as amended. In addition, forward looking statements represent our estimates as of today and should not be relied upon as representing estimates as at any other subsequent date. While we may elect to update forward looking statements in the future, we disclaim any obligation to do so.

Giorgio Anania

Thank you Sharon. Now, to start with the transaction highlights: The transaction announced today is an all-share acquisition of New Focus, a San Jose-based public company quoted on NASDAQ under the ticker symbol NUFO. It is subject to shareholder approval from both the New Focus shareholders and the Bookham shareholders. In the transaction, Bookham acquires New Focus for up to 84 million shares in Bookham stock, and that number assumes exercise of outstanding New Focus options included in that number, that represents approximately a value of $191 million based on Bookham’s closing price last Friday on the London Stock Exchange.

As part of the transaction there will be a cash distribution to New Focus shareholders amounting to approximately $140 million. The transaction based on Friday’s closing price of Bookham corresponds to a bid of $4.91 per share of New Focus stock and this represents a 1.2 exchange ratio for New Focus shares. A transaction would give New Focus shareholders a 27.4% equity position in the combined entity post-close. This proposed acquisition is expected to give Bookham approximately $105 million of cash on the closing balance sheet. It gives us a $25 million per year non-telecom optical components and RF business, which is synergistic with our own business and growing, plus it gives us a large facility in China, allowing us access to the Chinese low-cost manufacturing environment.

The transaction accelerates the development of our non-telecom business and opens up new customer opportunities for us. Non-telecom revenues in 2004 are now expected to reach approximately 30% of our total revenues. We expect that this transaction will close by December of this year.

Before discussion of rationale for the transactions and how New Focus’s businesses will fit with Bookham’s, I would like to introduce you to Nic Pignati, who will give you his impressions of the transaction. Nic is the Chairman and CEO of New Focus. Over to you, Nick.

Nic Pignati

Thanks Giorgio and first let me say that I’m very pleased to be involved in this joint announcement today. The New Focus board and I believe this is a good transaction for New Focus shareholders, our business and employees, and we are looking forward to an ongoing relationship with Bookham.

As Giorgio has discussed, this transaction will provide a tax-free cash distribution to New Focus shareholders of approximately $140 million and the issuance of up 84 million Bookham shares, which, based on Friday’s closing price in London, were valued at $190.5 million. Based on New Focus’s 64.1 million outstanding shares and applying the treasury method to New Focus’s outstanding option, this is an effective price per share of $4.91, an 18% premium based on New Focus’s closing price on last Friday on NASDAQ.

As I said, New Focus’s board believes this is an attractive return to New Focus’s shareholders and that the Bookham shares represent an excellent investment for our shareholders. From the standpoint of the business and our employees, this transaction is a great fit. In addition to complementing Bookham’s strategy to diversity its business, New Focus’s product strategy will continue moving forward, benefiting from a number of synergies, global distribution channel synergies, common know-how and component in-feeds from Bookham, particularly in the RF product lines on both sides.

Finally, before I hand the call back over to Giorgio, as part of the expected transaction I am looking forward to taking part as a member of Bookham’s board, and in addition I will be taking an active role in making the integration of the two companies a total success.

Thanks everyone and I will with that turn over to Giorgio.

Giorgio Anania

Thanks, Nic, for your very gracious comments. Nic will be available at the end if you have any questions. Now I would like to discuss in a little bit more detail the rationale for the transaction in a little bit more detail. The rationale for the transaction is based on three main points. Firstly, it clearly provides substantial increase in cash reserves. Our cash position at end of Q2 was about £70 million or $118 million and, as I said, we expect when we close this transaction to retain an additional $105 million or so in cash from New Focus’s balance sheet, so this, combined with Bookham’s expected cash year end, will represent a very safe amount of cash to have, especially as our cash burn rate is expected to be significantly improved by Q4. It puts us in a very strong balance sheet position going forward, I’d like to stress that point.

Secondly, it accelerates development of our non-telecom optical business, giving us extra growth, and I’ll come back to this in a second. And third, it opens up for us a route to low-cost manufacturing by bringing us the very large state of the art manufacturing facility located in China in Shenzhen, which is also very close to our key customer Huawei. It also establishes a Bookham presence in Silicon Valley, which is a key strategic location for us going forward. As a net result of all of this, it clearly accelerates the time to operating cash break-even.

So on the issue of the non-telecom business, in Q2 about 6% of our revenues came from markets other than telecom. This portion of our business has good margins and we have had a publicly-voiced strategy of growing this part of our business. We’re clearly committed to telecom but we do want to grow, find other avenues for growth to feed our expectations and with New Focus on a pro forma basis approximately 20% of our combined revenues would have been non-telecom. Next year, with the growth of these businesses, we expect we would think we would have about 30% of our total business in non-telecom, which is clearly a good balanced position to have and opens up further growth opportunities for us. All of the non-telecom opportunities that we are pursuing are synergistic to what we have as a business, either by product synergy or using the sales channels to market or allowing us commonality in manufacturing, for example allowing us to spread manufacturing overheads or work the existing manufacturing assets better, or by sharing our existing know-how in the company. The markets in which New Focus is active totalled approximately $1 billion in 2003 and are growing at approximately 5-10% per year, so those are nice additional markets for us to expand into.

I would like to briefly describe to you the New Focus business. In fact one can think of it as being composed of three business areas. The first is photonics tools and devices. Products here include optical modulators, lasers, detectors, precision actuators and OEM photonics sub-assemblies. Customers here are the semiconductor equipment OEMs, manufactures of metrology and test measurement equipment, and the R&D departments in civil and defence establishments. There’s good synergy with Bookham in the product breadth requirement that we can achieve together in in-feed synergies, particularly for some of our active lasers and detectors, the complementary global distribution channels that we can use, and in the commonality and optical know-how that we can apply across the business. By being one company, in addition we can grow sales and share costs.

The second business is non-telecom tunable lasers and systems. Products here include a range of benchtop tunable laser sources and sub-systems with a wide wavelength reach. The target customers are OEMs and semiconductor, test and measurement, optical spectroscopy and industrial sensing, plus civil and defence R&D departments. There are synergies here with Bookham in know-how, we have our own tunable laser products but aimed at the telecom markets base, so clearly there’s a lot of know-how that both parties have, the synergies in product breadth, in distribution channels and in chip infeeds.

The third and final business is microwave RF assemblies… sorry, microwave RF amplifiers, which are sold principally to military and aerospace customers. This is, indeed, the same business that we already are in with our line of MMIC chips, our microwave, monolithic microwave IC chips, which we make out of our Caswell facility in the UK, and the synergies are very very clear. There are product synergies, the New Focus products will be needing to evolve towards MMICS and of course we can already provide these now in house. But most importantly there is an important channel market synergy with the established New Focus US channels, a faster ramp up for the Bookham MMICS chips and the UK MMICS business allowing faster penetration in the EU for the New Focus amplifiers. So that business there is actually very strongly synergistic across the two entities.

In the transaction we therefore add three synergistic businesses, which gives us a path to extra growth and brings us access to some very good customer names such as KLA Tencor, ASML and the US Department of Defence. This also reduces our dependence on a small number of key telecom customers. On the pro forma basis for Q2, we would have acquired 15% of our combined sales from an entirely new set of customers, where penetration is low and which can provide growth for the future.

Moving on to facilities, New Focus brings us a presence in two places. Practically the entire New Focus operation after consolidation is now operated out of a single 60,000 sq.ft. location in San Jose. This is a strategic location for us going forward and is close to a large number of key target customers for us in the valley. There is also a large second San Jose facility which can be used either for expansion in a larger entity or rationalised to provide cost reduction. And finally, and very importantly, there is also a very large 243,000 sq.ft. facility located in China in the free trade zone in Shenzhen, where we already have our Shenzhen office close to Huawei, our customer. This facility is currently under-utilised. It’s a state of the art facility in a prime location near Hong Kong and only a few minutes away from Huawei, as I mentioned. It gives us an avenue to additional and low-cost manufacturing, providing us with yet another path to cost reduction.

Now, touching briefly on the performance of the New Focus business. In Q2, New Focus had revenues of $6.3 million, which was up from $6.1 million in Q1. Gross margins are positive, which were 17% in the second quarter. The business runs very efficiently with great on-time delivery performances, three inventory turns in photonics and over 14 inventory turns in the RF business. New Focus has already restructured effectively to outsource non-essential or non-core manufacturing, and currently employs approximately 200 people. In addition, they have a very good quality organisation and are ISO2000 and 2001 certified.

In summary, therefore, the transaction provides us a good business, allowing us non-telecom market expansion, cost synergies and an extra big avenue for growth, a major China facility allowing us a path to low-cost manufacturing, and a large cash contribution of approximately $105 million at closing. All of this I feel contributes significantly to strengthening our position, accelerating our growth potential and accelerating our time to cash break-event. And with that I’d like to hand off to Steve Abely, CFO, who will take you through further details of the transaction and provide a summary of the financial implications.

Steve Abely

Thanks Giorgio. First what I’d like to do is give you a few more details on the transaction and then discuss a few pro forma numbers as if the companies were combined as of the end of Q2 2003 and provide some context on the synergies for the combination, before it passes back to Giorgio.

As announced today, Bookham is acquiring New Focus in an all-share transaction. In the transaction Bookham acquires New Focus for up to 84 million shares in Bookham stock, assuming the exercise of New Focus stock options. This represents approximately £117.6 million of value or $190.5 million based on Bookham’s closing price on the London Stock Exchange as of last Friday 19th September 2003. The exchange ratio is 1.2015 of Bookham shares to New Focus shares. As part of the transaction, there’ll be a cash distribution of approximately $140 million or £86 million to New Focus shareholders. Based on Friday’s closing price of Bookham, the offer corresponds to a total value of $4.91 per share for New Focus stock.

The Bookham share portion of the transaction is an offer to exchange for either Ordinary Bookham Shares listed on the London Stock Exchange or the ADRs traded on Nasdaq. The transaction has unanimous support of the boards of both companies; the transaction is subject to regulatory approval in both the UK and the US and shareholder approval from both the New Focus and Bookham shareholders. Subject to those approvals, we are aiming to close the transaction by December, but we’ll keep you informed as we progress through the process.

As part of our announcement today we have provided a presentation, which is available, together with the press release, on our web site at www.bookham.com. As part of that presentation, we have provided a few highlight financial numbers on the New Focus business. If you would like more detailed information, thorough historic financial information on New Focus, you can also refer to their web site at www.newfocus.com.

In Q2, New Focus had revenues of $6.3 million with a gross margin of 17% and an operating loss of 6 million, excluding restructuring charges of $2.1 million. Revenues over the last few quarters have been essentially flat, as the business has suffered from a general slow down in capital spending, particularly in the semiconductor capital equipment area. Over the past several quarters the company has taken significant action to reduce its overhead structure, including the closure of sites and the reduction of its workforce. This is reflected in improvements in its gross margin, operating loss and cash burn over the last several periods. In addition, in Q2 the company announced an additional reduction of 15% in its workforce, which was executed in Q2. The impact of this reduction is therefore not reflected in the Q2 operating performance.

We anticipate that there are several areas where we will generate cost reduction synergies as part of combining the companies. The first will be in the general administrative area as we eliminate the duplicate expenses of maintaining two separate public companies, including filing costs, regulatory reports, insurance expenses, legal costs and auditing expenses.

On the manufacturing side, we expect to see savings using component in-feeds from Bookham into New Focus products, these include the potential use of MMICS devices in RF products and lasers in optical products. In addition, New Focus has a manufacturing facility in Shenzhen, China, which is presently idle. This facility was built by New Focus for the assembly of passive optical components. Over time, we would intend to use this facility for low-cost manufacturing. Together, we expect these actions in total to result in a pre-tax cost savings of £3-5 million in 2004. In addition, we expect to see sales synergies and potentially sales and marketing costs synergies through the use of each other’s distribution channels, particularly in RF products at New Focus and MMICS products for Bookham.

As part of the presentation, we have provided a pro forma income statement and balance sheet as if the companies had been combined in the quarter ended June 30th 2003. On the income statement the combined revenues for the companies would’ve been £24.9 million, with an operating loss of £21.6 million and a cash burn of £17.3 million. The operating loss excludes charges, which primarily relate to restructuring. The cash burn is earnings before interest, taxes, depreciation, and amortisation and also excludes charges. The corresponding GAAP numbers have been provided as part of each company’s quarterly earnings announcement, which can be found on each company’s web sites. It is important to know that these results do not include the overhead reductions, which Bookham and New Focus have announced, including the consolidation of our Ottawa fab into out Caswell facility, which Bookham announced was completed in a press release on September 11th 2003. Even without any increase in revenue, these overhead reductions would result in significant improvement in the loss and the cash burn of the combined entities. In addition, these results would not reflect any synergies that we have discussed from the transaction.

On the balance sheet, the largest asset being purchased is cash, which, after the distribution to New Focus shareholders, would be approximately $117 million or £72 million at June 30th. This would not consider the transaction-related costs or other cash flows occurring after the June 30th balance sheet and through the time the transaction closes. We anticipate transaction costs of £6½ to £8½ million or $10½ to $13.75 million, and that cash includes as part of the New Focus assets at closing will be between £62 and £68 million or $100 million to $110 million.

On the liability side, the majority of the long-term liabilities are related to restructuring reserves and specifically for obligations related to leases for the closure of certain sites, and those are the long-term liabilities on New Focus’s balance sheet. The balance sheet as presented will be subject to change related to the operating activity between June 30th and the closing of this proposed transaction, and potentially related to purchase price accounting adjustments. Finally, as part of the presentation materials, we have included the outlook for Q2 as we presented it at the Q2 earnings announcement. We have included it to simply say that there is no change in our expectations at this time. With that I’d like to say thanks for your patience and let me pass it back over to Giorgio.

Giorgio Anania

Thanks Steve. In summary, I believe that with this proposed transaction we have put together a company that is excellently positioned in the market, and that the complete array of strength to deliver exceptional shareholder value and growth for its employees over the long term. We have a strong market position, number two in telecom optical components worldwide, now well balanced outside of telecom to expand our growth opportunities in related non-telecom markets. We have a strong telecom customer base, probably the strongest one around with companies like Nortel, Marconi, Huawei and others as key customers. Our customer base has now expanded to other key telecom customers, as we indicated, and now substantially de-risked with an entire new set of major customers brought in. We have a strong revenue base, assured by key supply agreements, a strong product line up, best in class, which we are expanding, a strong manufacturing base, one of the strongest in the industry, now strengthened by adding access to a low-cost manufacturing site, a track record of flawless operational execution, deep management expertise, a very strong financial position and a strong breadth of consolidation and successful integration, things which we expect to make use of going forward. With that the formal part of our presentation is over and I would like to open the floor up to questions. Thank you.

Questions and Answers

Michael Blogg

The question is about your comments on the division of business between telecom and non-telecom customers. As I understand it, you said that the pro forma Q2 this year would’ve been 20% to non-telecom and 2004 you’re saying around 30%, but clearly there are some growth assumptions in those numbers and I wonder what you can say about those. Are you expecting any growth in the telecoms side? And if so, can you say how much to get to those sorts of proportions?

We’ve already gone live at the last quarterly announcement indicating that we expected telecom, which was in the mid single figures, as we said last time, would grow to be between 10 and 20% of our entire business next year, so we’ve already provided that type of growth expectations on the basis of the Bookham business. If you now look at the business we are bringing in from the New Focus side, which was $6.3 million last quarter, which is, what, an 18% addition to what we have, you can see how you get up to something of the order of that 30% number. But we are seeing growth on both sides of the business, we’re seeing growth in telecom and we’re seeing growth in non-telecom, in fact it’s because we are seeing growth that it’s important to think two steps ahead and make sure that we line up additional revenue growth opportunities in this market at the right time, which is now.

Okay thank you, and can you say which telecom customers come with New Focus? Are there some that we’ve not heard of before in the context of Bookham?

No, the whole point of the acquisition of the business of New Focus is we are very strong with the telecom customers, New Focus had moved outside of telecom to diversify non-telecom customers, so we’re already covering very strongly the telecom base, this gives us an entire new set of customers, people like KLA, semiconductor type OEM equipment, test and measurement manufactures, the Department of Defence, Raytheon, a whole series of markets that for us represents growth opportunities. So that’s the point that we’re in complementary markets.

Okay and just finally the resourcing of components, you mentioned MMICS for the RF systems that New Focus is selling. Is there some sort of timescale you can tell us about for resourcing? Presumably this is not something that can be done overnight.

No it isn’t, but I think first of all, no, the transaction’s expected to close not immediately, towards the end of the year, so that takes some time. We can do all of our thinking in that time, but we can’t do anything more than that. After that one needs to see what one can do. The strongest thing in the RF business is of course not just the in-feeds but also the big synergy in channel to market, that is very very powerful we think. We’ve had huge call from the US for our MMICS, but as a non-US player clearly there is a different position you’re in, and we’re particularly strong in Europe. In New Focus it’s the other way around so each one can use its customer base to grow its own business plus the business of the other company.

Ed Bell — Cazenove, London

I was wondering if you could provide a bit more colour on how the gross margin is going to develop, I think New Focus had talked about a 30% gross margin in the current quarter. What’s the sort of long term gross margin you think this business is capable of and how does the gross margin at the moment vary by the three different product areas that you talked about?

Yes, so let me just answer just for overall Bookham first and then maybe Nic or Bill Potts can answer on the 30% gross margin for New Focus. So in Bookham we’ve given guidance that we expect our gross margin to improve by 10 points from where it was Q2 to Q3, so in general the guidance that we’ve given out there right now is that we expect that we’re going to get down to a negative 5% gross margin or better. So that is our business, I think that Nic or Bill can give you a specific on the 30% on their side.

In terms of the 30%, what we think our margin performance will be, we had 17% in Q2, that was down from around 21% in Q1, we expect it to recover back into the high teens or low 20s and then through just progression and work on costs and further cost reductions, move into the high 20s as we move into the fourth quarter.

And then the variation in gross margin by product? Do the three different areas have very different gross margin or are they all similar?

There is some margin difference between the various product areas, so mix of the product does affect our margin and our projections going forward, as I said, that part of the improvement in Q4 is driven by actions we’re taking on the cost side in one of the particular businesses.

Which one is that?

That would be the RF side.

And could you also provide any greater detail on just which industrial markets are important? You’ve mentioned semiconductors quite a lot during the presentation, is that a larger portion of sales and what would be the biggest industrial sector, which this business was exposed to?

This is Nic Pignati. The semiconductors is definitely the one that is growing the most at the moment in terms of rate, but it’s not selling the biggest at the moment, the biggest is research, scientific market, in terms of the photonic tools, followed by the RF, and semicon is coming up very fast, and then followed by the tunable laser. So it’s not the biggest but it’s the fastest growing in the OEM semicon portion, but the largest being, again, research market, research and scientific markets.

Jason Mauricio Arête, London

Can you give us more insight on the Chinese fab, what sort of plant you would have for that longer term, and what sort of components can be produced there and, I guess once you start making the decision to produce, what the ramp up process or the approval process would be.

Those are all good questions, but I’m afraid I don’t have any clear answers at this stage for you. We have to assess that in a little bit more detail and understand what we will do. Clearly it’s a state of the art very large facility, we could do pretty much anything we chose to in there, and we just need to decide what and in what order and the timing. It is an empty fab right now so we need to start hiring from scratch.

Okay in that case then it sounds like that fab would be. . .

It’s not a fab; it’s an assembly facility. We don’t envision setting up any more fabs, we went down from five fabs to two and that’s as low as we want to be.

Okay, well that assembly facility I would assume would be a source of cash drain if it were not being utilised. I guess how is that going to be mitigated going forward?

That facility is fully owned by New Focus and as we, assuming approval by the shareholders, as we move into that facility we would see ourselves turning that into one of our major locations in Asia, but at this stage I don’t have any details of product ramp up.

In that case then, secondly, can you talk about what sort of charges or costs might need to be taken to initiate the integration process?

Yes, we don’t have any specific charges that we’re anticipating at this point, but we haven’t done all the work on the purchase accounting or some of the other things to know exactly how it’s going to work out either, but we don’t anticipate that we’re going to be doing any real restructuring, I mean there’s no workforce reduction, additional site closures or any of those types of things.

You’ve got to realise New Focus was 2100 employees, they’re now down to 200, so New Focus has taken all the necessary tough restructuring steps, including one last step in Q2, so that business is really lean and mean right now.

If I just add to that. We have, as Giorgio said, consolidated down to 200 people from about eight sites down to one site, and the China facility is very modular and could be brought up on a unit basis minimal exposure cost going forward.

Okay thanks, that’s very much appreciated.

Joshua Goldper, Mallet Capital, Stanford

I’m just trying to understand a little better what the cash component of the consideration actually is in the merger, because you guys keep using the word ‘approximate’.

Yes, the reason it’s approximate is because it depends on the number of options that get exercised, so the more options that get exercised the higher the distribution goes, but as far as from the company proceeds it really doesn’t change.

Does that mean, since there’s a fixed number of options is there a fixed range that the consideration will be in?

I think the fixed range is fair the we presented it already, so the 4.91 based on a closing price on Friday is a fair presentation of what the price is, so it’s just going to be dependent on how that share price goes up or down between now and then.

And just to check, the cash amount will go up if the options get exercised or go down?

No, it’s not going to go up or down relative to each individual share, it’s only going to change based on that number of options that get exercised, so that the share component is $2.12 per share, and that’s what it is.

I thought it said 2.19 in the press release.

2.19, I’m sorry, I quoted the wrong number, you’re right.

Dennis Gallacher, Soundview Technology Group

Congratulations! I think two questions though involving New Focus’s capabilities. Is there a fab in California?

No, we don’t have a fab in California, we don’t have any fab based products, we have an assembly capability in California and we have always had assembly capability in China. We’re pretty much an assembly house and we source any fab type products.

Okay and then in terms of what you have left in the portfolio, besides … you used to have things such as modulator drivers and other things which had a fair telco audience, what is left in terms of what would be synergistic in terms of the telco market?

Well we do have still the same products but they are more appropriate for the research and scientific market, but we do have a very strong position in the test and measurement side of telecom, we have divested in the past of other telecom component businesses, so our tunable lasers find a very good fit with the test and measurement side of telecom, with such customers as Exfo and others in the past, so that’s the telecom component piece of our New Focus business.

Koray Ozdemir, Cathay Finance New York

Three very quick questions. Firstly, when are we expected to receive the proxy statement and circular? And secondly, what level of acceptances are you targeting and what percent has already been committed? And lastly, on the regulatory approvals front in the US and UK, could you shed some more light on this?

So we would expect to have documentation out to people hopefully towards the end of November. We’re going to have schedule a shareholders meeting and it takes a certain number of days, I believe it’s 20 days basically to give people time for that approval process, and obviously in the middle of all that we have to submit documentation to the SEC and that requires their review potentially. So that’s what can change the timeframe.

And on the acceptance and regulatory issues?

So I don’t expect that there are going to be any real regulatory issues, I mean it has to go through some level of anti-trust, you’ve got Hart-Scott-Rodino in the US, but that’s about it and I don’t see any reason why it’s going to have any problems there. As far as… what else was there? Further questions on the percentage of commitment. Basically what we’ve got is we’ve got commitments from officers, we’ve gotten commitments from certain directors who own stock, I don’t have the exact percentages right in front of me though.

And what percentage are you targeting?

What percentage are we targeting for what? For commitments?

Yes.

I don’t have a target for commitments, so I don’t know what those exact percentages are right now.

Tony Reiner – DR Asset Management, New York

Thanks for hosting the call. Just so we’re sure, and it was asked before, the 2.19 a share is fixed, doesn’t matter on any of the options exercises, same number of shares given as far as the ratio goes.

That’s right.

And I understand the structure, you made it as cash distribution immediately before the deal closes that is I assume predicated on the deal closing?

That’s right.

Robert Lea – Evolution, London

I just wanted to ask a slightly unrelated question regarding the recent Nortel contract wins. I understand they’re in the wireless area. Can you give any sort of opinion or comment on what would be the proportion of those contracts made up of optoelectronics and how soon, if at all, would that be feeding through into orders from you, or to you rather?

I’m afraid I’ve got no idea at all on that one, I mean there is usually some optics component but I don’t have any feeling of the size. We’ve also announced another marketing initiative with Sprint that grabbed a fair bit of headlines last week, and that is optics.

Ed Bell – Cazenove

In the pro forma numbers you gave for Q2, you had a liability, I think it was 7½ million sterling, which you explained as being restructuring charges related to outstanding leases. Can you have a guess at how much of that is going to be still around by the year-end and how much of it’s going to be negative cash flow in 2004, or how much of it is included before we get to your 100 to 110 numbers for the end of the year? And also, are there any other sort of contingent liabilities or potential negative cash flow items which might affect 2004 related to this transaction which you can identify at the moment?

Sure, so let me just answer the first one first. So the 7½ million is for leases and those leases can be all the way up to 2007, and Bill Potts will correct me if I’m wrong, but anyways they go out a fair amount of time so they’re going to be extended, they’re at least 12 months.... They at least have a 12 months life, so nothing is expended with in the first 12 months else they wouldn’t be long term, so part’s are going to be in 2004, of which potentially can be some settlements on some leases. But as far as the cash number itself goes, that was a gross cash number I was quoting, so if you’re trying to do a net cash number and you’re trying to do gross cash less long term liabilities you’re going to have to subtract out that 7½ million.

Okay, so it’s still going to be there.

So it’ll be there. As far as the other contingent liabilities, everything else is… I don’t expect anything different than what’s right now is included in New Focus’s accounting records. Obviously you can always have some changes when you have purchase accounting things that are looked at, but we don’t anticipate anything.

Closing Comments

Okay well we’re very pleased that you could join us in this conference call and we look forward to speaking with you again at our Q3 results, which will take place in October. Thank you very much.

Additional Information And Where To Find It

Bookham Technology, Inc. plans to file a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the merger transaction involving Bookham Technology and New Focus and this Registration Statement on Form F-4 will contain a joint proxy statement/prospectus that Bookham Technology and New Focus, Inc. intend to file in connection with the merger transaction. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by New Focus, Inc. by contacting New Focus Investor Relations at (408) 919 5384.

Bookham Technology and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding the directors and executive officers of Bookham Technology is also included in Bookham Technology’s Annual Report on Form 20-F, which was initially filed with the Securities and Exchange Commission on March 19, 2003, as amended by the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on September 10, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000.

New Focus and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding these directors and executive officers is also included in New Focus’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 11, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from New Focus by contacting New Focus Investor Relations at (408) 919 5384.